UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 14th October 2009	By	/S/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 14th October 2009 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the announcement of Unaudited Quarterly financial results of the Bank for the second Quarter ended 30th September 2009 and the press release in that regard.

14th October 2009

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Unaudited Financial Results for the second quarter ended 30th September 2009

We attach herewith two files containing the unaudited financial results of the Bank for the Second quarter ended 30th September 2009 as approved by the Board of Directors at its meeting held today i.e. on 14th October 2009 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2009

(Rs. in lacs)

Particulars		Quarter ended 30.09.2009	Quarter ended 30.09.2008	Half year ended 30.09.2009	Half year ended 30.09.2008	Year ended 31.03.2009
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	399189	399121	808499	761294	1633227
	a) Interest/discount on advances/bills	301022	306142	602797	570162	1213675
	b) Income on Investments	95958	89665	199302	185336	400796
	c) Interest on balances with Reserve Bank of India and other inter bank funds	2113	3299	5664	5725	18426
	d) Others	96	15	736	71	330
2	Other Income	100740	64311	205105	123653	329061
3	A) TOTAL INCOME (1) + (2)	499929	463432	1013604	884947	1962288
4	Interest Expended	203613	212476	427365	402302	891110
5	Operating Expenses (i) + (ii)	137016	138671	275074	267609	553282
	i) Employees cost	55409	61163	111343	115221	223820
	ii) Other operating expenses	81607	77508	163731	152388	329462
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	340629	351147	702439	669911	1444392
7	Operating Profit before Provisions and Contingencies (3) - (6)	159300	112285	311165	215036	517896
8	Provisions (Other than tax) and Contingencies	59414	34603	125296	69050	187970
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	99886	77682	185869	145986	329926
11	Tax Expense	31140	24884	56512	46753	105431
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	68746	52798	129357	99233	224495
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	68746	52798	129357	99233	224495
15	Paid up equity share capital (Face Value of Rs.10/- each)	42736	42503	42736	42503	42538
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					1422095
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.7%	11.4%	15.7%	11.4%	15.7%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) -not annualized	16.1	12.4	30.5	23.4	52.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	15.9	12.3	30.2	23.2	52.6
	(iv) NPA Ratios
	(a) Gross NPAs	202688	167594	202688	167594	198807
	(b) Net NPAs	60243	58412	60243	58412	62762
	(c) % of Gross NPAs to Gross Advances	1.76%	1.57%	1.76%	1.57%	1.98%
	(d) % of Net NPAs to Net Advances	0.5%	0.6%	0.5%	0.6%	0.6%
	(v) Return on assets (average) -not annualized	0.4%	0.3%	0.7%	0.6%	1.3%
18	Public Shareholding
	- No. of shares	344914524	342586476	344914524	342586476	342941109
	- Percentage of Shareholding	80.7%	80.6%	80.7%	80.6%	80.6%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	82443000	82443000	82443000	82443000	82443000
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	19.3%	19.4%	19.3%	19.4%	19.4%

Notes :

1	The above results have been approved by the Board at its meeting held on October 14, 2009.
2	During the quarter and half-year ended September 30, 2009, the Bank allotted 11,74,258 and 19,73,415 shares respectively pursuant to the exercise of stock options by certain employees.
3	During the quarter and half-year ended September 30, 2009, the Bank granted 54,14,750 stock options under its scheme titled “ESOS XIV” to its employees. The grant price of these options is Rs.1,446.10, being the closing market price as on the working day immediately preceding the date of grant of options.
4	The Bank adopted the Basel 2 framework as of March 31, 2009. Accordingly the capital adequacy ratio (CAR) for September 30, 2009 and March 31, 2009 is as per Basel 2 framework and that for September 30, 2008 is as per the Basel 1 framework.
5	In accordance with RBI guidelines under reference DBOD.No.BP.BC.46/21.04.048/2009-10 dated September 24, 2009, gross advances and gross NPAs as of September 30, 2009 exclude interest held in suspense in respect of NPA accounts.
6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
7	As on September 30, 2009, the total number of branches (including extension counters) and the ATM network stood at 1,506 branches and 3,573 ATMs respectively.
8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2009: Opening : nil ; Additions : 698 ; Disposals : 698 ; Closing position : nil.
9	These results for the quarter and half year ended September 30, 2009, have been subjected to a “Limited Review” by the Statutory Auditors of the Bank.
10	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.
11	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : October 14, 2009	Managing Director

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

Particulars		Quarter ended 30.09.2009	Quarter ended 30.09.2008	Half year ended 30.09.2009	Half year ended 30.09.2008	Year ended 31.03.2009
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	118341	101033	255910	206198	491701
b)	Retail Banking	382899	396335	767233	723626	1488083
c)	Wholesale Banking	203756	268248	415264	507402	1060584
d)	Other banking operations	56384	49045	110630	88155	214604
e)	Unallocated	—	—	—	351	351
	Total	761380	814661	1549037	1525732	3255323
	Less: Inter Segmental Revenue	261451	351229	535433	640785	1293035

	Income from Operations	499929	463432	1013604	884947	1962288

2	Segment Results
a)	Treasury	25047	(16253)	65462	(11903)	48818
b)	Retail Banking	29459	52884	43838	83484	126893
c)	Wholesale Banking	48577	33456	86547	67679	124226
d)	Other banking operations	10928	14089	18357	20467	63551
e)	Unallocated	(14125)	(6494)	(28335)	(13741)	(33562)

	Total Profit Before Tax	99886	77682	185869	145986	329926

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	5575099	4047988	5575099	4047988	6369467
b)	Retail Banking	(4874580)	(3496295)	(4874580)	(3496295)	(3432730)
c)	Wholesale Banking	1250351	679055	1250351	679055	(1227185)
d)	Other banking operations	375417	389556	375417	389556	392407
e)	Unallocated	(2326287)	(1620304)	(2326287)	(1620304)	(2101959)

	Total	—	—	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

		(Rs. in lacs	)

Summarised Balance Sheet	As at 30.09.2009	As at 30.09.2008
CAPITAL AND LIABILITIES
Capital	42736	42503
Equity Share Warrants	40092	40092
Reserves and Surplus	1566958	1344607
Employees’ Stock Options (Grants) Outstanding	291	735
Deposits	14980532	13378052
Borrowings	510166	615394
Other Liabilities and Provisions*	2253296	1755108

Total	19394071	17176491

ASSETS
Cash and balances with Reserve Bank of India	1366452	1525557
Balances with Banks and Money at Call and Short notice	136952	211970
Investments	5717003	4419519
Advances	11367202	10222230
Fixed Assets	198787	155899
Other Assets	607675	641316

Total	19394071	17176491

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs.638515 lacs as on September 30, 2009 (previous year: Rs.356525 lacs).

Exhibit 1

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS (INDIAN GAAP) FOR

THE QUARTER AND HALF-YEAR ENDED SEPTEMBER 30, 2009

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and half-year ended September 30, 2009 at their meeting held in Mumbai on Wednesday, October 14, 2009. The accounts have been subjected to a limited review by the Bank’s statutory auditors.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2009

For the quarter ended September 30, 2009, net revenues (net interest income plus other income) were Rs.2,963.2 crores, a growth of 18.1% over Rs.2,509.6 crores for the corresponding quarter ended September 30, 2008. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2009 was Rs.1,955.8 crores, with net interest margin (NIM) at 4.2%, as against 4.1% in the preceding quarter ended June 30, 2009.

Non-interest revenues (other income) registered strong growth of 56.6%, from Rs.643.1 crores for the quarter ended September 30, 2008 to Rs.1,007.4 crores for the quarter ended September 30, 2009. The largest component of the non-interest revenues was fees and commissions of Rs.692.4 crores, up 17.9% over the corresponding quarter ended September 30, 2008. The other two components were foreign exchange revenues of Rs.151.0 crores and profit/(loss) on revaluation/sale of investments (primarily bond gains) of Rs.162.9 crores, as against Rs.67.5 crores and Rs.(15.6) crores respectively, for the corresponding quarter ended September 30, 2008. Profit on revaluation/sale of investments for the quarter ended September 30, 2009, was 36.4% lower than the preceding quarter ended June 30, 2009 and was 5.5% of net revenues in the current quarter as against 8.8% of net revenues in the quarter ended June 30, 2009. Continued improvements in productivity were evidenced in operating expenses remaining stable at Rs.1,370.2 crores and a consequent improvement in the core cost-to-income ratio from around 55% for the quarter ended September 30, 2008 to just under 50%. Provisions and contingencies (comprising primarily loan loss provisions) for the quarter ended September 30, 2009 were Rs.594.1 crores as against Rs.658.8 crores in the quarter ended June 30, 2009. After providing Rs.311.4 crores for taxation, the Bank earned a Net Profit of Rs.687.5 crores, an increase of 30.2% over the corresponding quarter ended September 30, 2008.

Balance Sheet: As of September 30, 2009

The Bank’s total balance sheet size touched Rs.193,941 crores as of September 30, 2009. Total deposits were Rs.149,805 crores, up from Rs.133,781 crores as of September 30, 2008. With Current account deposits at Rs.32,170 crores and Savings account deposits at Rs.43,249 crores, total CASA deposits registered a growth of 28% over September 30, 2008 and 15% over June 30, 2009. The core CASA deposits increased to over 47% of total deposits during the quarter ended September 30, 2009 as against 44% as at September 30, 2008 and 45% as at June 30, 2009. Gross advances as at September 30, 2009 were Rs.115,104 crores, an increase of Rs.9,816 crores during the quarter. In the first half of the current financial year, the Bank’s gross advances have grown by 14.8% (from April 1, 2009 till September 30, 2009) as against a growth of 3.7% for the banking system as a whole. Retail loans at Rs.62,652 crores were 54.4% of gross advances.

Half-Year ended September 30, 2009

For the half-year ended September 30, 2009, the Bank earned total income of Rs.10,136.0 crores as against Rs.8,849.5 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2009 were Rs.5,862.4 crores, as against Rs.4,826.5 crores for the six months ended September 30, 2008. Net Profit for the half-year ended September 30, 2009 was Rs.1,293.6 crores, up by 30.4% over the corresponding six months ended September 30, 2008.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2009 (computed as per Basel 2 guidelines) remained strong at 15.7%, as against the regulatory minimum of 9%. Tier-I CAR was 10.9% as of September 30, 2009.

BUSINESS UPDATE:

As of September 30, 2009, the Bank’s distribution network had grown to 1,506 branches and 3,573 ATMs in 635 cities, as against 1,412 branches and 2,890 ATMs in 528 cities as of September 30, 2008.

Portfolio quality as of September 30, 2009 remained healthy, with gross non-performing assets (NPAs) at 1.8% of gross advances and net NPAs at 0.5% of net advances. This is an improvement from the position as of June 30, 2009 where the gross NPAs were 2.1% of gross advances and net NPAs were 0.6% of net advances. The Bank’s provisioning for specific loan loss provisions for NPAs remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions was at 70% as of September 30, 2009 as compared to 65% as of September 30, 2008. The total NPA coverage ratio based on total provisions (specific and general) continued to remain over 100%. Total restructured assets, including applications received for loan restructuring which were yet to be approved or implemented were 0.56% of the Bank’s gross advances as of September 30, 2009. Of this amounts, categorized as standard assets were 0.25% of the Bank’s gross advances.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.